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                            May 10, 2022

       Matthew Hidalgo
       Chief Financial Officer
       VISION HYDROGEN Corp
       95 Christopher Columbus Drive, 16th Floor
       Jersey City, New Jersey 07302

                                                        Re: VISION HYDROGEN
Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-55802

       Dear Mr. Hidalgo:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.



       Form 10-K for The Year Ended December 31, 2021

       Financial Statements
       Note 17. Business Acquisition, page F-20

   1. We reference your disclosure that the VoltH2 acquisition was accounted for as an asset acquisition with no
step up basis due to the 15.9% ownership of VoltH2 by Vision
                                                        Hydrogen prior to the
acquisition. Please explain to us what assets were acquired and how you accounted for those
assets in accordance with ASC 805. Clarify your basis in the accounting literature
for recording a deemed dividend in this transaction. In addition, explain to us why you
believe there is common control between the entities.
 Matthew Hidalgo
VISION HYDROGEN Corp
May 10, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Julie Sherman, Senior Accountant, at 202-551-3640 with any questions.



FirstName LastNameMatthew Hidalgo                         Sincerely,
Comapany NameVISION HYDROGEN Corp
                                                          Division of
Corporation Finance
May 10, 2022 Page 2                                       Office of Life
Sciences
FirstName LastName